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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Laureate Education, Inc.
(Name of Subject Company—(Issuer))

L Curve Sub Inc.
(Name of Filing Person—(Offeror))

M Curve Sub Inc.
(Name of Filing Person—(Offeror))

The persons listed on Schedule I hereto
(Names of Filing Person(s)—(Other Person(s)))

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

518613104
(CUSIP Number of Class of Securities)

David J. Sorkin, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Telephone: (212) 455-2000

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy to:

Jeffrey R. Patt, Esq.
Katten Muchin Rosenman LLP
525 West Monroe
Chicago, IL. 60661
Telephone: (312) 902-5200

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:

$3,467,004,062	$106,438

*
Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 51,956,902 shares of common stock, par value $0.01 per share, at $62.00 per share. The transaction value also includes the offer price of $62.00 multiplied by 3,962,599, the estimated number of options to purchase shares that are currently outstanding and exercisable upon expiration of the offer.

**
The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.0000307.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $102,439

Filing Party: Laureate Education, Inc.

Form or registration No.: Preliminary Schedule 14A

Date Filed: March 16, 2007

Note:    Pursuant to Rule 0-11(a)(2), the amount of filing fee is offset by an amount of $102,439 that was previously paid in connection with the Preliminary Schedule 14A filed on March 16, 2007.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Schedule I

Douglas L. Becker
R. Christopher Hoehn-Saric
Steven M. Taslitz
Eric D. Becker
Wengen Alberta, Limited Partnership
Bregal Europe Co-Investment L.P.
Citigroup Private Equity L.P.
KKR 2006 Limited
S.A.C. Capital Management, LLC
Snow, Phipps & Guggenheim, LLC
Sterling Capital Partners II, L.P.
Sterling Laureate, LP
Sterling Laureate Executives Fund, LP
Sterling Laureate Rollover, LP

        This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the combined tender offer by L Curve Sub Inc. and M Curve Sub Inc., each a Maryland corporation (each a "Purchaser", and together the "Purchasers"), and each a direct subsidiary of Wengen Alberta, Limited Partnership, an Alberta Limited Partnership ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the "Shares"), of Laureate Education, Inc. ("Laureate" or the "Company") at a purchase price of $62.00 net per share in cash without interest and less any amounts required to be deducted and withheld under any applicable law, upon the terms and subject to the conditions set forth in the offer to purchase dated June 8, 2007 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

        This Schedule TO is intended to satisfy the requirements of Schedule 13E-3. The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, and is supplemented by the information specifically provided therein.

Item 1.    Summary Term Sheet.

Regulation M-A Item 1001

        The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.    Subject Company Information.

Regulation M-A Item 1002

        (a)   Name and Address.    The name, address, and telephone number of the subject company's principal executive offices are as follows:

    Laureate Education, Inc.
    1001 Fleet Street
    Baltimore, Maryland 21202
    (410) 843-6100

        (b)   Securities.    The class of securities to which this Schedule TO relates is the common stock, par value $0.01 per share of Laureate, of which 51,956,902 shares were issued and outstanding as of June 5, 2007. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

        (c)   Trading Market and Price.    The information set forth under the caption THE TENDER OFFER—Section 6 ("Price Range of Shares of the Company's Common Stock") of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

Regulation M-A Item 1003

        (a)-(c)    Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    THE TENDER OFFER—Section 8 ("Certain Information Concerning Purchasers and their

    Affiliates")
    Schedule A attached thereto

Item 4.    Terms of the Transaction.

Regulation M-A Item 1004

        (a)   Material Terms.    The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

        (a)   Transactions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    SPECIAL FACTORS ("Background of the Offer and the Merger")
    SPECIAL FACTORS ("Interests of the Company's Directors and Executive Officers in the Offer and the Merger")
    SPECIAL FACTORS ("Certain Relationships Between Parent and Laureate")

        (b)   Significant Corporate Events.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    SPECIAL FACTORS ("Background of the Offer and the Merger")
    SPECIAL FACTORS ("Interests of the Company's Directors and Executive Officers in the Offer and the Merger")

Item 6.    Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

        (a)   Purposes.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SPECIAL FACTORS ("Purposes and Reasons of Parent, Purchasers and the Sponsors")
    SPECIAL FACTORS ("Purposes and Reasons of the Sterling Founders and Certain Related Persons")
    SPECIAL FACTORS ("Purposes, Reasons and Plans for Laureate after the Merger")

        (c)   (1)-(7) Plans.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    SPECIAL FACTORS ("Background of the Offer and the Merger")
    SPECIAL FACTORS ("Purposes, Reasons and Plans for Laureate after the Merger")
    SPECIAL FACTORS ("Certain Effects of the Offer and the Merger")
    SPECIAL FACTORS ("The Merger Agreement")
    SPECIAL FACTORS ("Interests of the Company's Directors and Executive Officers in the Offer and the Merger")
    THE TENDER OFFER—Section 9 ("Source and Amount of Funds")
    THE TENDER OFFER—Section 10 ("Dividends and Distributions")

        The Amended & Restated Agreement and Plan of Merger, dated June 3, 2007, by and among Laureate Education, Inc., Wengen Alberta, Limited Partnership, and L Curve Sub Inc. (the "Merger Agreement") is herein incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated June 4, 2007, by Laureate Education, Inc.

Item 7.    Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

        (a)   Source of Funds.     The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    SPECIAL FACTORS ("Background of the Offer and the Merger")
    SPECIAL FACTORS ("The Merger Agreement")
    THE TENDER OFFER—Section 11 ("Certain Conditions to the Offer")
    THE TENDER OFFER—Section 9 ("Source and Amount of Funds")
    THE TENDER OFFER—Section 13 ("Certain Fees and Expenses")

        The Merger Agreement is herein incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated June 4, 2007, by Laureate Education, Inc.

  (b)
  Conditions.     The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    SPECIAL FACTORS ("Background of the Offer and the Merger")
    SPECIAL FACTORS ("Effects on the Company if the Offer is Not Consummated")
    SPECIAL FACTORS ("The Merger Agreement")
    THE TENDER OFFER—Section 9 ("Source and Amount of Funds")
    THE TENDER OFFER—Section 11 ("Certain Conditions to the Offer")

        The Merger Agreement is herein incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated June 4, 2007, by Laureate Education, Inc.

        (d)   Borrowed Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    SPECIAL FACTORS ("The Merger Agreement")
    SPECIAL FACTORS ("Background of the Offer and the Merger")
    THE TENDER OFFER—Section 9 ("Source and Amount of Funds")
    THE TENDER OFFER—Section 11 ("Certain Conditions to the Offer")

        The Merger Agreement is herein incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated June 4, 2007, by Laureate Education, Inc.

Item 8.    Interest in Securities of the Subject Company.

Regulation M-A Item 1008

        (a)   Securities Ownership.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SPECIAL FACTORS ("Interests of the Company's Directors and Executive Officers in the Offer and the Merger")
    SPECIAL FACTORS ("Security Ownership of Certain Beneficial Owners and Management")

    THE TENDER OFFER—Section 8 ("Certain Information Concerning Purchasers and their Affiliates")
    Schedule A thereto

        (b)   Securities Transactions.    Annex A hereto and the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SPECIAL FACTORS ("Prior Stock Purchases and Sales")
    SPECIAL FACTORS ("Security Ownership of Certain Beneficial Owners and Management")

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

        (a)   Solicitations or Recommendations.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    SPECIAL FACTORS ("Background of the Offer and the Merger")
    SPECIAL FACTORS ("The Cooperation Agreement")
    SPECIAL FACTORS ("Position of Laureate Regarding the Fairness of the Offer and the Merger")
    SPECIAL FACTORS ("Certain Effects of the Offer and the Merger")
    SPECIAL FACTORS ("The Merger Agreement")
    SPECIAL FACTORS ("Interests of the Company's Directors and Executive Officers in the Offer and the Merger")
    THE TENDER OFFER—Section 3 ("Procedures for Tendering Shares of the Company's Common Stock")
    THE TENDER OFFER—Section 13 ("Certain Fees and Expenses")

Item 10.    Financial Statements.

Regulation M-A Item 1010

        (a)   Financial Information.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    THE TENDER OFFER—Section 8 ("Certain Information Concerning Purchasers and their Affiliates")

        (b)   Pro Forma Information.    Not Applicable.

Item 11.    Additional Information.

Regulation M-A Item 1011

        (a)   Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    SUMMARY TERM SHEET
    SPECIAL FACTORS ("Background of the Offer and the Merger")
    SPECIAL FACTORS ("Purposes, Reasons and Plans for Laureate after the Merger")
    SPECIAL FACTORS ("The Cooperation Agreement")
    SPECIAL FACTORS ("The Voting Agreement")
    SPECIAL FACTORS ("The Tender Agreements")
    SPECIAL FACTORS ("Certain Effects of the Offer and the Merger")
    SPECIAL FACTORS ("Interests of the Company's Directors and Executive Officers in the

    Offer and the Merger")
    SPECIAL FACTORS ("Certain Relationships Between Parent and Laureate")
    SPECIAL FACTORS ("The Merger Agreement")
    THE TENDER OFFER—Section 12 ("Certain Legal Matters; Required Regulatory Approvals")

        The Merger Agreement is herein incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated June 4, 2007, by Laureate Education, Inc.

        (b)   Other Material Information.    The information set forth in the Offer to Purchase and letter of transmittal is incorporated herein by reference.

Item 12.    Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 8, 2007.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.
(a)(1)(G)	Summary Advertisement as published on June 8, 2007.
(a)(1)(H)	Tender Offer Instruction Form.
(a)(2)(A)	"Item 8. Additional Information —Other Material Information—Opinions of Special Committee's Financial Advisors;" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).
(a)(2)(B)	"Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger;—Recommendation of the Special Committee; Fairness of the Offer and the Merger" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).
(a)(2)(C)	"Item 3. Past Contacts, Transaction, Negotiations and Agreements—Conflicts of Interest—The Subject Company, its Executive Officers, Directors of Affiliates—Executive Retention Agreements" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).

(a)(2)(D)	"Item 3. Past Contacts, Transaction, Negotiations and Agreements—Conflicts of Interest—The Subject Company, its Executive Officers, Directors of Affiliates—Executive Retention Agreements" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).
(a)(2)(E)	The information contained in Annex I to the Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 under the heading "Security Ownership of Certain Beneficial Owners and Management" (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Notice to Participants in the Laureate Education, Inc. 401(k) Retirement Savings Plan
(a)(5)(B)	Frequently Asked Questions ("FAQ") Regarding the Tender Offer for Laureate Education, Inc. Shares Credited to 401(k) Plan Accounts
(a)(5)(C)	Press Release, dated as of June 8, 2007, concerning the Tender Offer.
(b)(1)	Debt Commitment Letter, dated as of June 3, 2007, among L Curve Sub Inc. and Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Credit Suisse, Credit Suisse Securities (USA) LLC and JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc.
(d)(1)	Amended and Restated Agreement and Plan of Merger, dated June 3, 2007, by and among Laureate Education, Inc., Wengen Alberta, Limited Partnership, and L Curve Sub Inc. (incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated June 4, 2007, by Laureate Education, Inc.).
(d)(2)	Amended and Restated Rollover Letter, dated June 3, 2007, between Douglas L. Becker and Wengen Alberta, Limited Partnership.
(d)(3)	Amended and Restated Interim Investors Agreement, dated June 3, 2007, between Wengen Alberta, Limited Partnership and the parties listed on the signature pages thereto.
(d)(4)	Voting Agreement, dated June 3, 2007, by and among Wengen Alberta, Limited Partnership, Douglas Becker, Steven Taslitz, Jill Becker, Eric Becker, R. Christopher Hoehn-Saric, John Miller, Bruce Goldman, Rick Elfman, Therese Wareham, KJT Gift Trust, Merrick Elfman Gift Trust, LGG Gift Trust, Goldman Family Gift Trust, The Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11.
(d)(5)	Amended and Restated Rollover Letter, dated June 3, 2007, between the The Irrevocable BBHT II IDGT and Wengen Alberta, Limited Partnership.
(d)(6)	Amended and Restated Rollover Letter, dated June 3, 2007, between Irrevocable Grantor Retained Annuity Trust No. 11 and Wengen Alberta, Limited Partnership.
(d)(7)	Amended and Restated Rollover Letter, dated June 3, 2007, between KJT Gift Trust and Wengen Alberta, Limited Partnership.
(d)(8)	Amended and Restated Rollover Letter, dated June 3, 2007, between Steven Taslitz and Wengen Alberta, Limited Partnership.
(d)(9)	Amended and Restated Commitment Letter, dated June 3, 2007, among R. Christopher Hoehn-Saric, Eric Becker, Jill Becker and Wengen Alberta, Limited Partnership.

(d)(10)	Form of Tender Agreement.
(d)(11)	Tender Agreement, dated as of June 3, 2007, by and between Wengen Alberta, Limited Partnership and Ackerman-Walden Limited Partnership.
(d)(12)	Rollover Commitment Letter, dated as of June 3, 2007, among Sterling Laureate Rollover, LP and Wengen Alberta, Limited Partnership.
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

Item 2.      Subject Company Information.

Regulation M-A Item 1002

        (d)   Dividends.    The information set forth under the caption THE TENDER OFFER—Section 10 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

        (e)   Prior Public Offerings.    None.

        (f)    Prior Stock Purchases.    The information set forth under the caption SPECIAL FACTORS ("Prior Stock Purchases and Sales") of the Offer to Purchase is incorporated by reference.

Item 4.    Terms of the Transaction.

Regulation M-A Item 1004

        (c)   Different Terms.    The information set forth in the Offer to Purchase under the captions SUMMARY TERM SHEET, THE TENDER OFFER—Section 1 ("Terms of the Offer; Expiration Date"), THE TENDER OFFER—Section 3 ("Procedures for Tendering Shares of the Company's Common Stock"), THE TENDER OFFER—Section 9 ("Source and Amount of Funds"), SPECIAL FACTORS—("The Voting Agreement"), SPECIAL FACTORS—("The Tender Agreements"), SPECIAL FACTORS—("The Merger Agreement"), SPECIAL FACTORS—("Interests of the Company's Directors and Executive Officers in the Offer and the Merger"), and SPECIAL FACTORS ("Certain Relationships Between Parent and Laureate"), is incorporated herein by reference. The Merger Agreement is herein incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated June 4, 2007, by Laureate Education, Inc.

        (d)   Appraisal Rights.    The information set forth under the caption SPECIAL FACTORS ("No Dissenters' Rights") of the Offer to Purchase is incorporated herein by reference.

        (e)   Provisions for Unaffiliated Security Holders.    Certain members of senior management have by reason of their position as such, access to certain corporate files of the Company. There have been no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

        (f)    Eligibility for Listing or Trading.    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

        (c)   Negotiations or Contacts.    The information set forth in the Offer to Purchase under the captions SUMMARY TERM SHEET, SPECIAL FACTORS ("Background of the Offer and the

Merger"), SPECIAL FACTORS ("Interests of the Company's Directors and Executive Officers in the Offer and the Merger"), and SPECIAL FACTORS ("Certain Relationships Between Parent and Laureate"), is incorporated herein by reference.

        (e)   Agreement Involving the Subject Company's Securities.     The information set forth in the Offer to Purchase under the captions SUMMARY TERM SHEET, SPECIAL FACTORS ("The Cooperation Agreement"), SPECIAL FACTORS ("The Voting Agreement"), SPECIAL FACTORS ("The Tender Agreements"), SPECIAL FACTORS ("The Merger Agreement") and SPECIAL FACTORS ("Interests of the Company's Directors and Executive Officers in the Offer and the Merger"), is incorporated herein by reference.

          The Voting Agreement, dated June 3, 2007, by and among Wengen Alberta, Limited Partnership, Douglas Becker, Steven Taslitz, Jill Becker, Eric Becker, R. Christopher Hoehn-Saric, John Miller, Bruce Goldman, Rick Elfman, Therese Wareham, KJT Gift Trust, Merrick Elfman Gift Trust, LGG Gift Trust, Goldman Family Gift Trust, The Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11, the Form of Tender Agreement and the Tender Agreement, dated as of June 3, 2007, by and between Wengen Alberta, Limited Partnership and Ackerman-Walden Limited Partnership attached hereto is incorporated herein by reference.

          Citigroup Inc., an affiliate of Citi Private Equity LP, and its affiliates are engaged in a wide range of financial services and businesses (including investment management, financing, securities trading, corporate and investment banking and research), which may in the ordinary course of business include providing financial services to the Company.

Item 6.    Purposes of the Transaction and Plans or Proposal.

Regulation M-A Item 1006

        (b)   Use of Securities Acquired.    The information set forth in the Offer to Purchase under the captions SUMMARY TERM SHEET, SPECIAL FACTORS ("Purposes, Reasons and Plans for Laureate after the Merger"), SPECIAL FACTORS ("Certain Effects of the Offer and the Merger"), SPECIAL FACTORS ("The Merger Agreement"), SPECIAL FACTORS ("Interests of the Company's Directors and Executive Officers in the Offer and the Merger") and THE TENDER OFFER—Section 9 ("Source and Amount of Funds"), is incorporated herein by reference. The Merger Agreement is herein incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated June 4, 2007, by Laureate Education, Inc.

        (c)   (8) Plans.    The information set forth in the Offer to Purchase under the caption SPECIAL FACTORS ("Certain Effects of the Offer and the Merger") is incorporated by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

        (a)   Purposes.    The information set forth in the Offer to Purchase under the captions SUMMARY TERM SHEET, SPECIAL FACTORS ("Background of the Offer and the Merger"), SPECIAL FACTORS ("Position of Laureate Regarding the Fairness of the Offer and the Merger"), SPECIAL FACTORS ("Purposes and Reasons of the Sterling Founders and Certain Related Persons"), SPECIAL FACTORS ("Purposes and Reasons of Parent, Purchasers and the Sponsors") and SPECIAL FACTORS ("Purposes, Reasons and Plans for Laureate after the Merger"), is incorporated herein by reference.

        (b)   Alternatives.    The information set forth in the Offer to Purchase under the captions SPECIAL FACTORS ("Background of the Offer and the Merger"), SPECIAL FACTORS ("Position of Laureate Regarding the Fairness of the Offer and the Merger"), SPECIAL FACTORS ("Purposes,

Reasons and Plans for Laureate after the Merger") and SPECIAL FACTORS ("Effects on the Company if the Offer is Not Consummated"), is incorporated herein by reference.

        (c)   Reasons.    The information set forth in the Offer to Purchase under the captions SUMMARY TERM SHEET, SPECIAL FACTORS ("Background of the Offer and the Merger"), SPECIAL FACTORS ("Position of Laureate Regarding the Fairness of the Offer and the Merger"), SPECIAL FACTORS ("Purposes and Reasons of the Sterling Founders and Certain Related Persons"), SPECIAL FACTORS ("Purposes and Reasons of Parent, Purchasers and the Sponsors"), SPECIAL FACTORS ("Purposes, Reasons and Plans for Laureate after the Merger"), SPECIAL FACTORS ("Position of the Sterling Founders and Certain Related Persons as to Fairness") and SPECIAL FACTORS ("Position of Parent, Purchasers and the Sponsors as to Fairness"), is incorporated herein by reference.

        (d)   Effects.    The information set forth in the Offer to Purchase under the captions SUMMARY TERM SHEET, SPECIAL FACTORS ("Background of the Offer and the Merger"), SPECIAL FACTORS ("Purposes and Reasons of the Sterling Founders and Certain Related Persons"), SPECIAL FACTORS ("Purposes, Reasons and Plans for Laureate after the Merger"), SPECIAL FACTORS ("Certain Effects of the Offer and the Merger"), SPECIAL FACTORS ("Effects on the Company if the Offer is Not Consummated"), SPECIAL FACTORS ("The Merger Agreement") and THE TENDER OFFER—Section 5 ("Certain United States Federal Income Tax Considerations"), is incorporated herein by reference. The Merger Agreement is herein incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated June 4, 2007, by Laureate Education, Inc.

Item 8.    Fairness of the Transaction.

Regulation M-A Item 1014

        (a)   Fairness.    The information set forth in the Offer to Purchase under the captions SUMMARY TERM SHEET, SPECIAL FACTORS ("Background of the Offer and the Merger"), SPECIAL FACTORS ("Position of Laureate Regarding the Fairness of the Offer and the Merger"), SPECIAL FACTORS ("Purposes, Reasons and Plans for Laureate after the Merger"), SPECIAL FACTORS ("Position of the Sterling Founders and Certain Related Persons as to Fairness"), SPECIAL FACTORS ("Purposes and Reasons of the Sterling Founders and Certain Related Persons"), SPECIAL FACTORS ("Purposes and Reasons of Parent, Purchasers and the Sponsors") and SPECIAL FACTORS ("Position of Parent, Purchasers and the Sponsors as to Fairness"), is incorporated herein by reference.

        (b)   Factors Considered in Determining Fairness.    The information set forth in the Offer to Purchase under the captions SUMMARY TERM SHEET, SPECIAL FACTORS ("Background of the Offer and the Merger"), SPECIAL FACTORS ("Position of Laureate Regarding the Fairness of the Offer and the Merger"), SPECIAL FACTORS ("Purposes, Reasons and Plans for Laureate after the Merger"), SPECIAL FACTORS ("Position of the Sterling Founders and Certain Related Persons as to Fairness"), SPECIAL FACTORS ("Purposes and Reasons of the Sterling Founders and Certain Related Persons"), SPECIAL FACTORS ("Purposes and Reasons of Parent, Purchasers and the Sponsors"), SPECIAL FACTORS ("Position of Parent, Purchasers and the Sponsors as to Fairness") and SPECIAL FACTORS ("Interests of the Company's Directors and Executive Officers in the Offer and the Merger"), is incorporated herein by reference.

        (c)   Approval of Security Holders.    The transaction is not structured so that the approval of at least a majority of the unaffiliated security holders is required. The information set forth in the Offer to Purchase under the captions SUMMARY TERM SHEET, SPECIAL FACTORS ("The Merger Agreement") and THE TENDER OFFER—Section 11 ("Certain Conditions to the Offer"), is incorporated herein by reference.

        (d)   Unaffiliated Representative.    An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transactions or preparing a report concerning the fairness of the transaction. The information set forth in the Offer to Purchase under the captions SUMMARY TERM SHEET, SPECIAL FACTORS ("Background of the Offer and the Merger"), SPECIAL FACTORS ("Position of Laureate Regarding the Fairness of the Offer and the Merger"), SPECIAL FACTORS ("Purposes, Reasons and Plans for Laureate after the Merger"), SPECIAL FACTORS ("Position of the Sterling Founders and Certain Related Persons as to Fairness"), SPECIAL FACTORS ("Purposes and Reasons of the Sterling Founders and Certain Related Persons"), SPECIAL FACTORS ("Purposes and Reasons of Parent, Purchasers and the Sponsors") and SPECIAL FACTORS ("Position of Parent, Purchasers and the Sponsors as to Fairness"), is incorporated herein by reference.

        (e)   Approval of Directors.    The information set forth in the Offer to Purchase under the captions SUMMARY TERM SHEET, SPECIAL FACTORS ("Background of the Offer and the Merger"), SPECIAL FACTORS ("Position of Laureate Regarding the Fairness of the Offer and the Merger"), SPECIAL FACTORS ("Position of the Sterling Founders and Certain Related Persons as to Fairness"), SPECIAL FACTORS ("Position of Parent, Purchasers and the Sponsors as to Fairness"), SPECIAL FACTORS ("Purposes, Reasons and Plans for Laureate after the Merger"), SPECIAL FACTORS ("Interests of the Company's Directors and Executive Officers in the Offer and the Merger") and THE TENDER OFFER—Section 7 ("Certain Information Concerning the Company"), is incorporated herein by reference.

        (f)    Other Offers.    None.

Item 9.    Reports, Opinions, Appraisals and Certain Negotiations.

Regulation M-A Item 1015

        (a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.    Not applicable.

Item 10.    Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

        (c)   Expenses.    The information set forth in the Offer to Purchase under the captions SPECIAL FACTORS ("The Merger Agreement"), SPECIAL FACTORS ("Background of the Offer and the Merger"), THE TENDER OFFER—Section 7 ("Certain Information Concerning the Company"), THE TENDER OFFER—Section 9 ("Source and Amount of Funds") and THE TENDER OFFER- Section 13 ("Certain Fees and Expenses"), is incorporated herein by reference. The Merger Agreement is herein incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated June 4, 2007, by Laureate Education, Inc.

Item 12.    The Solicitation or Recommendation.

Regulation M-A Item 1012

        (d)   Intent to Tender or Vote in a Going-Private Transaction.    The information set forth in the Offer to Purchase under the captions SUMMARY TERM SHEET, SPECIAL FACTORS ("The Voting Agreement"), SPECIAL FACTORS ("The Tender Agreements"), SPECIAL FACTORS ("Position of Laureate Regarding the Fairness of the Offer and the Merger"), SPECIAL FACTORS ("Purposes and Reasons of the Sterling Founders and Certain Related Persons"), SPECIAL FACTORS ("Purposes and Reasons of Parent, Purchasers and the Sponsors"), SPECIAL FACTORS ("Purposes, Reasons and Plans for Laureate after the Merger") and SPECIAL FACTORS ("Interests of the Company's Directors and Executive Officers in the Offer and the Merger"), is incorporated herein by reference.

        (e)   Recommendations of Others.    The information set forth in the Offer to Purchase under the captions SUMMARY TERM SHEET, SPECIAL FACTORS ("Background of the Offer and the Merger"), SPECIAL FACTORS ("Position of Laureate Regarding the Fairness of the Offer and the Merger"), SPECIAL FACTORS ("Purposes and Reasons of the Sterling Founders and Certain Related Persons"), SPECIAL FACTORS ("Purposes and Reasons of Parent, Purchasers and the Sponsors") and SPECIAL FACTORS ("Purposes, Reasons and Plans for Laureate after the Merger"), is incorporated herein by reference.

Item 13.    Financial Information.

Regulation M-A Item 1010

        (a)   Financial Information.    The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 7 ("Certain Information Concerning the Company") is incorporated herein by reference.

        (b)   Pro Forma Information.    Not Applicable.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

        (b)   Employees and Corporate Assets.    The information set forth in the Offer to Purchase under the captions SUMMARY TERM SHEET, SPECIAL FACTORS ("Background of the Offer and the Merger"), SPECIAL FACTORS ("The Cooperation Agreement"), SPECIAL FACTORS ("Position of Laureate Regarding the Fairness of the Offer and the Merger"), SPECIAL FACTORS ("Purposes and Reasons of the Sterling Founders and Certain Related Persons"), SPECIAL FACTORS ("Purposes and Reasons of Parent, Purchasers and the Sponsors") and SPECIAL FACTORS ("Interests of the Company's Directors and Executive Officers in the Offer and the Merger"), is incorporated herein by reference.

SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated June 8, 2007

DOUGLAS L. BECKER
/s/ DOUGLAS L. BECKER

R. CHRISTOPHER HOEHN-SARIC
/s/ R. CHRISTOPHER HOEHN-SARIC

STEVEN M. TASLITZ
/s/ STEVEN M. TASLITZ

ERIC D. BECKER
/s/ ERIC D. BECKER

STERLING CAPITAL PARTNERS II, L.P.
By:	SC Partners II, L.P., its general partner

By:	Sterling Capital Partners II, LLC, its general partner

By:	/s/ STEVEN M. TASLITZ
Name: Steven M. Taslitz Title: Senior Managing Director
KKR 2006 LIMITED
By:	/s/ HENRY R. KRAVIS
Name: Henry R. Kravis Title: Director

L CURVE SUB INC.
By:	/s/ JONATHAN SMIDT
Name: Jonathan Smidt Title: Vice President and Secretary
M CURVE SUB INC.
By:	/s/ JONATHAN SMIDT
Name: Jonathan Smidt Title: Vice President and Secretary
WENGEN ALBERTA, LIMITED PARTNERSHIP
By:	Wengen Investments Limited, its general partner
By:	/s/ JONATHAN SMIDT
Name: Jonathan Smidt Title: Director
BREGAL EUROPE CO-INVESTMENT L.P.
By:	Bregal General Partner Jersey Limited, its general partner
By:	/s/ PAUL A. BRADSHAW
Name: Paul A. Bradshaw Title: Director

CITIGROUP PRIVATE EQUITY LP
By:	/s/ TODD E. BENSON
Name: Todd E. Benson Title: Authorized Signatory
S.A.C. CAPITAL MANAGEMENT, LLC
By:	/s/ PETER NUSSBAUM
Name: Peter Nussbaum Title: Authorized Signatory
SNOW, PHIPPS & GUGGENHEIM, LLC
By:	/s/ IAN K. SNOW
Name: Ian K. Snow Title: Authorized Signatory
STERLING LAUREATE, LP
By:	/s/ TOM D. WIPPMAN
Name: Tom D. Wippman Title: Authorized Signatory
STERLING LAUREATE EXECUTIVES FUND, LP
By:	/s/ TOM D. WIPPMAN
Name: Tom D. Wippman Title: Authorized Signatory
STERLING LAUREATE ROLLOVER, LP
By:	/s/ TOM D. WIPPMAN
Name: Tom D. Wippman Title: Authorized Signatory

Annex A

        The following is a list of transactions in shares of the Company's common stock, which to the best knowledge of Citigroup Private Equity LP, have been effected during the period commencing March 21, 2007 and ending June 1, 2007 (excluding the transactions that may have been effected for managed accounts with funds provided by third party customers) in the ordinary course of business. Citigroup Global Markets Inc., a wholly owned subsidiary of Citigroup Inc., and an affiliate of Citigroup Private Equity LP, engaged in open market transactions which are summarized below to report (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the lowest and highest price per share at which the transactions were effected:

Description of Security	Date	Quantity	Low	High	Buy (B) / Sell (S)
Common Stock	03/21/2007	1,404	$58.60	$58.64	B
Common Stock	03/21/2007	2,053	58.57	58.65	S
Common Stock	03/22/2007	861	58.78	58.95	B
Common Stock	03/22/2007	890	58.79	58.92	S
Common Stock	03/23/2007	591	58.90	58.95	B
Common Stock	03/23/2007	1,525	58.91	58.93	S
Common Stock	03/26/2007	874	58.83	59.01	B
Common Stock	03/26/2007	1,822	58.83	58.92	S
Common Stock	03/27/2007	1,800	58.76	58.79	B
Common Stock	03/27/2007	12,560	58.76	58.79	S
Common Stock	03/28/2007	1,194	58.84	58.84	B
Common Stock	03/28/2007	75	58.79	58.86	S
Common Stock	03/29/2007	1,655	58.87	58.92	B
Common Stock	03/29/2007	290	58.85	58.94	S
Common Stock	03/30/2007	1	58.91	58.91	B
Common Stock	03/30/2007	462	58.84	59.00	S
Common Stock	04/02/2007	3,011	58.97	59.06	B
Common Stock	04/02/2007	1,053	58.96	59.06	S
Common Stock	04/03/2007	1,207	58.91	59.04	B
Common Stock	04/03/2007	3,516	58.97	59.00	S
Common Stock	04/04/2007	72,638	58.95	59.08	B
Common Stock	04/04/2007	1,546	59.00	59.08	S
Common Stock	04/05/2007	1,591	59.00	59.08	B
Common Stock	04/09/2007	8,769	59.01	59.11	S
Common Stock	04/10/2007	65	59.01	59.01	B
Common Stock	04/10/2007	7,880	59.00	59.02	S
Common Stock	04/11/2007	5,617	58.97	59.08	B
Common Stock	04/11/2007	17,415	58.96	59.08	S
Common Stock	04/12/2007	1,041	59.06	59.08	B
Common Stock	04/12/2007	16,672	59.01	59.08	S
Common Stock	04/13/2007	655	59.01	59.19	B
Common Stock	04/13/2007	103	59.00	59.08	S
Common Stock	04/16/2007	14,773	59.17	59.25	B
Common Stock	04/16/2007	58	59.15	59.19	S
Common Stock	04/17/2007	2,460	59.15	59.22	B
Common Stock	04/17/2007	840	59.13	59.15	S
Common Stock	04/18/2007	600	59.07	59.20	B
Common Stock	04/18/2007	120	59.15	59.20	S
Common Stock	04/19/2007	692	59.14	59.17	B
Common Stock	04/19/2007	91,931	59.07	59.18	S
Common Stock	04/20/2007	2,116	59.14	59.22	B
Common Stock	04/20/2007	1,120	59.10	59.20	S
Common Stock	04/23/2007	6,750	59.04	59.15	B
Common Stock	04/23/2007	1,175	59.03	59.14	S
Common Stock	04/24/2007	134	59.05	59.05	B
Common Stock	04/24/2007	191	59.06	59.18	S
Common Stock	04/25/2007	1,106	59.01	59.07	B
Common Stock	04/26/2007	1,268	58.89	59.07	S
Common Stock	04/27/2007	27,164	59.06	59.12	B

Common Stock	04/27/2007	57,538	59.02	59.22	S
Common Stock	4/30/2007	80	$59.09	$59.09	B
Common Stock	4/30/2007	20,313	59.05	59.08	S
Common Stock	5/1/2007	2,740	58.99	59.05	B
Common Stock	5/1/2007	2,735	58.95	59.08	S
Common Stock	5/2/2007	36	59.05	59.06	B
Common Stock	5/2/2007	2,659	59.06	59.06	S
Common Stock	5/3/2007	18,899	59.03	59.04	B
Common Stock	5/3/2007	14,811	59.04	59.10	S
Common Stock	5/4/2007	69,394	59.10	59.17	B
Common Stock	5/4/2007	11,345	59.09	59.17	S
Common Stock	5/7/2007	19,956	59.10	59.15	B
Common Stock	5/7/2007	1,408	59.11	59.15	S
Common Stock	5/8/2007	41,854	59.38	59.65	B
Common Stock	5/8/2007	22,949	59.39	59.60	S
Common Stock	5/9/2007	19,600	59.50	59.61	B
Common Stock	5/9/2007	17,521	59.50	59.61	S
Common Stock	5/10/2007	9	59.62	59.62	B
Common Stock	5/10/2007	141	59.62	59.66	S
Common Stock	5/11/2007	257	59.71	59.77	B
Common Stock	5/11/2007	352	59.62	59.77	S
Common Stock	5/14/2007	0	0.00	0.00	B
Common Stock	5/14/2007	769	59.62	59.77	S
Common Stock	5/15/2007	15	59.73	59.73	B
Common Stock	5/15/2007	220	59.66	59.74	S
Common Stock	5/16/2007	84	59.70	59.75	B
Common Stock	5/16/2007	400	59.72	59.72	S
Common Stock	5/17/2007	436	59.73	59.73	B
Common Stock	5/17/2007	772	59.69	59.73	S
Common Stock	5/18/2007	217	59.69	59.73	B
Common Stock	5/18/2007	15,743	59.68	59.72	S
Common Stock	5/21/2007	407	59.81	59.82	B
Common Stock	5/21/2007	406	59.80	59.81	S
Common Stock	5/22/2007	250	59.75	59.76	B
Common Stock	5/22/2007	1,048	59.73	60.05	S
Common Stock	5/23/2007	300	59.86	59.86	B
Common Stock	5/23/2007	93	59.76	59.84	S
Common Stock	5/24/2007	0	0.00	0.00	B
Common Stock	5/24/2007	20	59.73	59.69	S
Common Stock	5/25/2007	38	59.78	59.78	B
Common Stock	5/25/2007	4,216	59.78	59.82	S
Common Stock	5/29/2007	30	60.05	60.05	B
Common Stock	5/29/2007	48	59.83	60.05	S
Common Stock	5/30/2007	628	59.96	60.11	B
Common Stock	5/30/2007	22,760	59.80	60.00	S
Common Stock	5/31/2007	7,058	59.86	59.94	B
Common Stock	5/31/2007	7,022	59.90	59.93	S
Common Stock	6/1/2007	220	59.96	60.11	B
Common Stock	6/1/2007	24,143	59.93	59.96	S

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 8, 2007.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.
(a)(1)(G)	Summary Advertisement as published on June 8, 2007.
(a)(1)(H)	Tender Offer Instruction Form.
(a)(2)(A)	"Item 8. Additional Information—Other Material Information—Opinions of Special Committee's Financial Advisors;" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).
(a)(2)(B)	"Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger;—Recommendation of the Special Committee; Fairness of the Offer and the Merger" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).
(a)(2)(C)	"Item 3. Past Contacts, Transaction, Negotiations and Agreements—Conflicts of Interest—The Subject Company, its Executive Officers, Directors of Affiliates—Executive Retention Agreements" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).
(a)(2)(D)	"Item 3. Past Contacts, Transaction, Negotiations and Agreements—Conflicts of Interest—The Subject Company, its Executive Officers, Directors of Affiliates—Executive Retention Agreements" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).
(a)(2)(E)	The information contained in Annex I to the Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 under the heading "Security Ownership of Certain Beneficial Owners and Management" (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Notice to Participants in the Laureate Education, Inc. 401(k) Retirement Savings Plan

(a)(5)(B)	Frequently Asked Questions ("FAQ") Regarding the Tender Offer for Laureate Education, Inc. Shares Credited to 401(k) Plan Accounts
(a)(5)(C)	Press Release, dated as of June 8, 2007, concerning the Tender Offer.
(b)(1)	Debt Commitment Letter, dated as of June 3, 2007, among L Curve Sub Inc. and Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Credit Suisse, Credit Suisse Securities (USA) LLC and JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc.
(d)(1)	Amended and Restated Agreement and Plan of Merger, dated June 3, 2007, by and among Laureate Education, Inc., Wengen Alberta, Limited Partnership, and L Curve Sub Inc. (incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated June 4, 2007, by Laureate Education, Inc.).
(d)(2)	Amended and Restated Rollover Letter, dated June 3, 2007, between Douglas L. Becker and Wengen Alberta, Limited Partnership.
(d)(3)	Amended and Restated Interim Investors Agreement, dated June 3, 2007, between Wengen Alberta, Limited Partnership and the parties listed on the signature pages thereto.
(d)(4)	Voting Agreement, dated June 3, 2007, by and among Wengen Alberta, Limited Partnership, Douglas Becker, Steven Taslitz, Jill Becker, Eric Becker, R. Christopher Hoehn-Saric, John Miller, Bruce Goldman, Rick Elfman, Therese Wareham, KJT Gift Trust, Merrick Elfman Gift Trust, LGG Gift Trust, Goldman Family Gift Trust, The Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11.
(d)(5)	Amended and Restated Rollover Letter, dated June 3, 2007, between the The Irrevocable BBHT II IDGT and Wengen Alberta, Limited Partnership.
(d)(6)	Amended and Restated Rollover Letter, dated June 3, 2007, between Irrevocable Grantor Retained Annuity Trust No. 11 and Wengen Alberta, Limited Partnership.
(d)(7)	Amended and Restated Rollover Letter, dated June 3, 2007, between KJT Gift Trust and Wengen Alberta, Limited. Partnership.
(d)(8)	Amended and Restated Rollover Letter, dated June 3, 2007, between Steven Taslitz and Wengen Alberta, Limited. Partnership.
(d)(9)	Amended and Restated Commitment Letter, dated June 3, 2007, among R. Christopher Hoehn-Saric, Eric Becker, Jill Becker and Wengen Alberta, Limited Partnership.
(d)(10)	Form of Tender Agreement.
(d)(11)	Tender Agreement, dated as of June 3, 2007, by and between Wengen Alberta, Limited Partnership and Ackerman-Walden Limited Partnership.
(d)(12)	Rollover Commitment Letter, dated as of June 3, 2007, among Sterling Laureate Rollover, LP and Wengen Alberta, Limited Partnership.
(g)	None.
(h)	None.

QuickLinks

Schedule I
SIGNATURES
Annex A
EXHIBIT INDEX